Exhibit 99.1

CONTACT:	Retalix Ltd. Gil Priver +972-9-776-6677 investors@retalix.com

Retalix Announces Appointment of Sarit Sagiv as Chief Financial Officer,
Effective April 19, 2012 as Hugo Goldman Decides to Leave Retalix to Pursue Other
Opportunities. Goldman to Continue full-time until May 15, 2012 to Ensure a Smooth
Transition Period

Raanana, Israel – March 19, 2012 - Retalix® Ltd. (NasdaqGS:RTLX) today announced that effective April 19, 2012, Sarit Sagiv shall serve as Chief Financial Officer of Retalix Ltd. Ms. Sagiv will succeed Hugo Goldman, who has resigned to pursue other opportunities.  To ensure a smooth transition, Mr. Goldman will continue full-time with Retalix until May 15, 2012 and on a consultancy basis thereafter.

"Hugo has been a key member of the Retalix management team and has contributed greatly to our success for four and a half years. In particular, I thank Hugo for his steadfast support, being an instrumental and key driving factor in the transition we have been making in Retalix over the last 2 years," said Shuky Sheffer, Chief Executive Officer of Retalix Limited. "We thank him for his excellent service to Retalix and wish him all the best as he moves on to his next challenge. With Hugo’s assistance, we are certain of a smooth entry for Sarit into her new position."

Goldman commented, "I leave Retalix knowing that we have been successful leading Retalix through periods of both macro-economic turmoil and, more recently, fast growth. I am proud of having been part of this management team and of my contribution, enhancing Retalix’s financial and operational strengths, being a key participant in the development and execution of the growth strategy and building credibility with the financial community. I look forward to pursuing new challenges in my career and wish Sarit great success in her new and challenging path”.

Ms. Sagiv brings a wealth of relevant experience to Retalix. She joins Retalix from Quantum Pacific Group, an international private group of businesses, where she is a management member and serves as a board member of Pacific Drilling SA (NYSE: PACD). Prior to joining the Quantum Pacific Group, from 2007 until 2010, Ms. Sagiv served as Vice President Finance of Amdocs Limited (NYSE: DOX), responsible for accounting, external financial reporting, treasury, portfolio management, risk management, regional controllers and finance support to Mergers & Acquisitions. Prior to that, she served as Finance Director of the Emerging Markets Division of Amdocs. Prior to Amdocs, Ms. Sagiv served as Chief Financial Officer of Orad Hi-Tec Systems Ltd. (Frankfurt and formerly AIM: OHT), and Cimatron Ltd. (NASDAQ: CIMT). In addition, she held senior financial positions with Makhteshim-Agan Industries Ltd. (formerly TASE: MAIN), and the BRM Group, a private venture capital fund focused on internet and media high-tech start-ups. Ms. Sagiv holds a BA in Accounting and Economics and a MBA, both from Tel Aviv University and a MA in law from Bar Ilan University. She is a Certified Public Accountant.

About Retalix

Retalix is a leading global provider of innovative software and services to high volume, high complexity retailers, including supermarkets, convenience stores, fuel stations, drugstores and department stores.  The company's products and services help its customers to manage and optimize their retail operations, differentiate their brand and build consumer loyalty, while providing retailers with the flexibility and scalability to support ongoing business transformation and growth.  Retalix offers solutions for point-of-sale (POS), sales channels and in-store management (including mobile and e-commerce), customer management and marketing, merchandising, and logistics.  By leveraging a multitude of deployment options, including Software-As-A-Service (SaaS), Retalix serves a large customer base of approximately 70,000 stores across more than 50 countries worldwide. The Company's headquarters are located in Ra'anana, Israel, and its North America headquarters are located in Plano, Texas.  Retalix stock trades on the NASDAQ and the Tel Aviv Stock Exchange.

For more information, visit http://www.retalix.com.  Follow Retalix on Twitter: @Retalix.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries.